EXHIBIT E

The information included herein supplements the information about Brazil contained in Brazil’s annual report for 2002 on Form 18-K filed with the SEC on August 22, 2003, as amended from time to time. To the extent the information herein is inconsistent with the information contained in such annual report, the information herein replaces such information. Initially capitalized terms not defined herein have the meanings ascribed to them in that annual report. Cross-references herein are to sections in that annual report.

Recent Economic Developments

On September 5, 2003, the International Monetary Fund, or the IMF, announced that it had completed its fourth review under the standby facility approved on September 6, 2002. The IMF found that Brazil had met all performance criteria under its letter of intent, thereby entitling Brazil to draw the equivalent of up to SDR 3 billion (approximately US$4.1 billion) under the facility. The fifth and final review under the facility is expected to occur before the facility expires on December 31, 2003. Brazil announced on September 5, 2003 that it intended to draw the entire amount of the latest installment.

Recent Political Developments

On August 27, 2003, Brazil’s Chamber of Deputies approved a social security reform bill in a second round of voting by a vote of 357 to 123. The reforms approved by the Chamber of Deputies include:

•	an increase in the minimum retirement age for all civil servants from 48 to 55 years for women and from 53 to 60 years for men;

•	a cap on the amount of pensions paid to widows and orphans (to age 21) of civil servants of 70% of the amount over R$2,400 per month to which the deceased retiree would have been entitled;

•	the institution of a uniform contribution level for municipal, state and federal workers consisting of 11% of the amount of the employee’s salary;

•	a requirement that retired civil servants contribute to the social security system 11% of the amount by which the retired employee’s pension exceeded R$1,400 per month in the case of federal retirees and R$1,200 per month in the case of retired state and municipal civil servants;

•	the establishment of specific caps on pensions paid to civil servants at all levels of government, including a R$2,400 per month limit on pensions paid to civil servants hired after the bill is approved; and

•	a cap on pensions paid to private sector retirees of R$2,400 per month.

The social security reform bill is intended to reduce the consolidated deficit in the pension system, which reached 5.2% of GDP in 2001 and 5.5% of GDP in 2002. To become effective, the bill must also be approved by an absolute three-fifths majority in two rounds of voting in the Senate.

On April 30, 2003, the Government introduced legislation for the reform of the country’s tax system. Mr. da Silva’s proposed tax reforms include:

•	establishing five national rates, none above 25%, that may be assessed by all States for the State tax on the circulation of goods and services (“ICMS”), a value-added tax;

•	exempting exports from the ICMS and establishing a fund to compensate States for lost ICMS revenue resulting from that exemption;

•	extending to 2007 the provisional financial contribution transaction levy (“CPMF”);

•	extending to 2007 the Delinking of Central Government Revenues (“DRU”), which permits the reallocation of 20% of certain tax revenues that the federal Government would otherwise be required to devote to specific program areas under the Constitution;

•	transferring to States and municipalities 25% of the revenue collected through the Contribution on the Intervention in the Economic Domain (“CIDE”), a tax on the import and sale of petroleum, natural gas, ethyl alcohol and certain derivative products; and

•	changing the mandatory social security contribution (“COFINS”), which finances health care and welfare programs, from a tax based on corporate billings to one based on value added.

On September 4, 2003, the Chamber of Deputies approved the tax reform bill in the first round of voting. The Chamber of Deputies will consider amendments to the bill before submitting it to a second round of voting.

Certain of the proposed social security and tax reforms will require amendments to Brazil’s federal Constitution. Under Brazilian law, amendments to the Constitution require an absolute three-fifths majority vote, in each of two rounds of voting, in both the Chamber of Deputies and the Senate.

Mr. da Silva’s coalition controls less than a majority of the Senate and less than the 60% required in each house to approve constitutional amendments. Mr. da Silva’s success in enacting his initiatives will, therefore, depend on his ability to form and maintain alliances with other major parties in the Congress. The success of Mr. da Silva’s initiatives will also be influenced by public opinion towards the reforms and the strength of any opposition to the reforms by affected interest groups.

Balance of Payments; Foreign Trade; International Reserves

During the first seven months of 2003, Brazil registered an accumulated trade surplus of approximately US$12.5 billion, the largest surplus registered for the first seven months of any year, versus an accumulated trade surplus of approximately US$3.8 billion for the corresponding period in 2002. Exports for the first seven months of 2003 totaled US$39.1 billion, a record high and a 25.0% increase over the corresponding period in 2002, while imports totaled US$26.7 billion, a 3.0% drop from the amount recorded in the corresponding period in 2002. The improvement in the trade balance during the first seven months of 2003 resulted in an accumulated current account surplus of approximately US$1.3 billion, compared to a deficit of approximately US$9.0 billion for the corresponding period in 2002. The improved trade balance also resulted in an accumulated balance of payments surplus of approximately US$9.0 billion for the first seven months of 2003, compared with a US$3.0 billion balance of payments surplus for the corresponding period in 2002.

Preliminary trade figures for August 2003 indicate that Brazil registered a trade surplus of approximately US$2.7 billion, based on exports totaling US$6.4 billion and imports totaling US$3.7 billion. The US$2.7 billion trade surplus is the highest monthly total ever. The trade surplus for the first eight months of 2003 was approximately US$15.1 billion, which was the highest registered for the first eight months of any year, compared to a US$5.1 billion surplus in the same period of the previous year. Exports for the first eight months of 2003 totaled approximately US$45.5 billion, a 22.9% increase over the corresponding period of the previous year. Exports of manufactured, semi-manufactured and basic goods were at record levels for the first eight months of 2003, totaling US$24.4 billion, US$7.0 billion and US$13.2 billion, respectively. Imports for the first eight months of 2003 totaled approximately US$30.4 billion, approximately a 4.1% decline from the corresponding period in 2002.

Brazil’s international reserves (which include gold and foreign exchange holdings) stood at US$37.8 billion on December 31, 2002 and US$47.8 billion on August 29, 2003.

Gross Domestic Product

Brazil’s GDP growth declined during the second quarter of 2003, falling 1.4% relative to the corresponding period of 2002. The agricultural sector rose 3.2% during the second quarter of 2003, but the industrial sector declined 3.6%. Growth in the services sector was flat. The accumulated GDP growth for the first half of 2003 was flat, rising 0.3% relative to the first half of 2002.

Prices

The broad consumer rate index, or IPCA, rose 7.7% in 2001, 12.5% in 2002 and 15.1% for the twelve months ended August 31, 2003.

The inflation rate (as measured by GPI-DS) rose 10.4% in 2001, 26.4% in 2002 and 22.0% for the twelve months ended August 31, 2003.

Foreign Exchange

The real-dollar exchange rate (sell side), as published by the Central Bank, was R$3.5333 to US$1.00 on December 31, 2002 and R$2.9665 to US$1.00 on August 29, 2003.

Employment

The unemployment rate in Brazil’s six largest metropolitan areas increased from 11.2% in January 2003 to 12.8% in July 2003.

Foreign Investment

During the first seven months of 2003, net foreign direct investment totaled approximately US$4.7 billion, compared with approximately US$10.5 billion of such investment registered during the same period in 2002.

Financial System

On several occasions in 2002, the Central Bank changed the reserve requirements of the financial system to control liquidity in the overnight market. During 2003, the Central Bank continued to adjust its reserve requirements, raising its reserve requirement for demand deposits to 60% from 45% on February 19, 2003 and reducing it again to 45% on August 8, 2003.

Monetary Policy

Citing improved economic conditions, the Central Bank initially lowered its Over/Selic target to 18% from 18.5% on July 17, 2002. As the inflation rate increased, however, the Central Bank raised its Over/Selic target to 21% on October 14, 2002, to 22% on November 20, 2002, to 25% on December 18, 2002, to 25.5% on January 22, 2003 and to 26.5% on February 19, 2003. At its March 19, 2003 meeting, the Central Bank maintained its 26.5% target but adopted an upward bias in light of external uncertainties due to the conflict in Iraq. Noting that the inflation rate had stabilized and was likely to fall within its inflation target of 5.5% for 2004 and 4.5% for 2005 (with tolerance intervals of plus or minus 2.5%), the Central Bank reduced its Over/Selic rate target to 26% on June 18, 2003, 24.5% on July 23, 2003 and 22% on August 20, 2003.

Public Finance

As of July 31, 2003, Brazil’s accumulated consolidated public sector primary surplus was R$44.3 billion (5.1% of GDP), compared with R$32.9 billion accumulated consolidated public sector primary surplus for the corresponding period in 2002. The accumulated consolidated public sector nominal deficit was R$44.9 billion as of July 31, 2003 (5.1% of GDP), 141.3% higher than the R$18.6 billion accumulated consolidated public sector nominal deficit for the corresponding period in 2002.

Public Debt

Brazil’s net public sector debt stood at R$881.1 billion (or 56.5% of GDP) on December 31, 2002, up from R$660.9 billion (or 52.6% of GDP) on December 31, 2001. Brazil’s consolidated net public sector external debt stood at R$226.8 billion on December 31, 2002.

On July 31, 2003, Brazil’s net public sector debt stood at R$877.2 billion (or 57.0% of GDP). On July 31, 2003, Brazil’s consolidated net public sector external debt was R$193.7 billion.

On July 31, 2003, Brazil’s U.S. dollar-indexed domestic securities debt (including foreign exchange swaps issued by the Central Bank) totaled approximately R$196.9 billion (28.6% of all federal debt securities), a reduction from the approximately R$230.6 billion (33.6% of all federal debt securities) of such securities on December 31, 2002. By contrast, the aggregate principal amount of the federal debt securities indexed to the Over/Selic rate rose from R$288.0 billion (41.9% of all federal debt securities) on December 31, 2002 to R$349.5 billion (50.7% of all federal debt securities) on July 31, 2003, while fixed rate federal debt securities increased from R$13.7 billion (2.0% of all federal debt securities) on December 31, 2002 to R$43.5 billion (6.3% of all federal debt securities) on July 31, 2003.

Since 1994, debt management policy has been aimed at, among other things, lengthening the maturity of domestic public debt. In July 2003, the average tenor of Brazil’s domestic debt securities was 31.8 months, a reduction from the average tenor of 33.2 months in December 2002, but an increase from the average tenor of 29.9 months in December 2000.